SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A*

(Amendment No. 3)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

ARAMARK CORPORATION

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

038521100

(CUSIP Number)

Ricky C. Sandler

Eminence Capital LLC, 65 East 55th Street, 25th Floor,

New York, NY 10022 (212) 418-2100

(Name, address and telephone number of person authorized to receive notices and communications)

June 12, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 038521100	13D	Page 2 of 10 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eminence Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS **

OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

-0-
(8) SHARED VOTING POWER

11,352,700
(9) SOLE DISPOSITIVE POWER

-0-
(10) SHARED DISPOSITIVE POWER

11,352,700

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,352,700
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
(14)	TYPE OF REPORTING PERSON **

IA

**	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 038521100	13D	Page 3 of 10 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eminence GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS **

WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

-0-
(8) SHARED VOTING POWER

7,139,073
(9) SOLE DISPOSITIVE POWER

-0-
(10) SHARED DISPOSITIVE POWER

7,139,073

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,139,073
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
(14)	TYPE OF REPORTING PERSON **

OO

**	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 038521100	13D	Page 4 of 10 Pages

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ricky C. Sandler
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS **

OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

1,975
(8) SHARED VOTING POWER

11,352,700
(9) SOLE DISPOSITIVE POWER

1,975
(10) SHARED DISPOSITIVE POWER

11,352,700

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,354,675
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
(14)	TYPE OF REPORTING PERSON **

IN

**	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 038521100	13D	Page 5 of 10 Pages

Item 1. Security and Issuer.

This statement relates to the Class B common stock, par value $0.01 (the “Common Stock”) of ARAMARK Corporation. (the “Company”). The Company’s principal executive offices are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107. This Amendment #3 is intended to amend and supplement the Schedule 13D filed on January 30, 2006; Amendment #1 to Schedule 13D filed on May 4, 2006 and Amendment #2 filed on May 26, 2006.

Item 2. Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Eminence Capital, LLC, a New York limited liability company (“Eminence Capital”);

(ii) Eminence GP, LLC, a New York limited liability company (“Eminence GP”); and

(iii) Ricky C. Sandler, a U.S. Citizen (“Mr. Sandler”).

(a) This statement relates to Shares of Common Stock as defined in Item 1 above held for the accounts of: Eminence Partners, LP, a New York limited partnership (“Eminence I”); Eminence Partners II, LP, a New York limited partnership (“Eminence II”); Eminence Long Alpha, LP, a Delaware limited partnership (“ELA”) and Eminence Leveraged Long Alpha, LP, a Delaware limited partnership (“ELLA” and together with Eminence I, Eminence II, and ELA, the “Partnerships”); as well as Eminence Long Alpha Master Fund, Ltd. and Eminence Leveraged Long Alpha Master Fund, Ltd. (the “Offshore Master Funds”) and Eminence Fund, Ltd. (“Eminence Offshore”), each a Cayman Islands company, and collectively referred to as the “Offshore Funds”. The Partnerships and the Offshore Funds are collectively referred to as the “Eminence Funds”.

Eminence Capital serves as the investment manager to the Eminence Funds with respect to the shares of Common Stock directly owned by the Eminence Funds and may be deemed to have voting and dispositive power over the Shares held for the accounts of the Eminence Funds.

Eminence GP serves as general partner or manager with respect to the shares of Common Stock directly owned by the Partnerships and the Offshore Master Funds, respectively, and may be deemed to have voting and dispositive power over the Shares held for the accounts of the Partnerships and the Offshore Master Funds.

Ricky C. Sandler is the Managing Member of each Eminence Capital and Eminence GP and may be deemed to have voting and dispositive power with respect to the Shares of Common Stock directly owned by the Eminence Funds, and individually with respect to certain family accounts (the “Family Accounts”) over which Mr. Sandler has investment discretion.

CUSIP No. 038521100	13D	Page 6 of 10 Pages

(b)	The address of the principal business and principal office of Eminence GP and the Investment Manager is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

(c)	The principal business of Eminence GP is serving as a general partner to the Partnerships and manager to the Offshore Master Funds. The principal business of the Investment Manager is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. Mr. Sandler serves as the Managing Member of Eminence GP and the Investment Manager.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of Eminence GP and the Investment Manager is a limited liability company organized under the laws of the State of New York. Mr. Sandler is a United States citizen.

Item 3. Source and Amount of Funds and Other Consideration.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by the Partnerships, the Offshore Funds and certain other accounts is approximately $316,000,000. Mr. Sandler, Eminence GP and the Investment Manager do not directly own any shares of Common Stock.

Item 4. Purpose of the Transaction.

The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may have discussions with management in an effort to maximize long-term value for shareholders. In this regard, the Reporting Persons have previously expressed their dissatisfaction of the proposed purchase of ARAMARK by a private investor group (the “Transaction”) as indicated in a letter sent to each independent member of the Board of Directors of ARAMARK on May 3, 2006 (the content of such letter was attached to Amendment #1 of the Schedule 13D filed on May 4, 2006).

As a follow-up to the above referenced letter, representatives of Eminence Capital requested a meeting to present their views to the Special Committee of ARAMARK that is responsible for evaluating the Transaction. On June 12, 2006, representatives of Eminence Capital met with the Special Committee and discussed the presentation attached hereto and included by reference as Exhibit 2.

In conjunction with this each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto.

CUSIP No. 038521100	13D	Page 7 of 10 Pages

Item 5. Interest in Securities of the Issuer.

A.	Eminence Capital, LLC

(a) Aggregate number of shares beneficially owned: 11,352,700

Percentage: 9.4% The percentages used herein and in the rest of Item 5 are calculated based upon the 121,287,341 shares of Common Stock issued and outstanding at April 28, 2006, as set forth in the Company’s Form 10-Q for the quarterly period ended March 31, 2006 (as filed on May 10, 2006).

(b)	1. Sole power to vote or direct vote: -0-

2.	Shared power to vote or direct vote: 11,352,700

3.	Sole power to dispose or direct the disposition: -0-

4.	Shared power to dispose or direct the disposition: 11,352,700

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock since the last filing dated May 26, 2006, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.

(d) Each of the clients of the Investment Manager has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.

(e) Not applicable.

B.	Eminence GP, LLC

(a)	Aggregate number of shares beneficially owned: 7,139,073

Percentage: 5.9%

(b)	1. Sole power to vote or direct vote: -0-

2.	Shared power to vote or direct vote: 7,139,073

3.	Sole power to dispose or direct the disposition: -0-

4.	Shared power to dispose or direct the disposition: 7,139,073

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock since the last filing dated May 26, 2006, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 038521100	13D	Page 8 of 10 Pages

C.	Ricky C. Sandler

(a)	Aggregate number of shares beneficially owned: 11,354,675

Percentage: 9.4%

(b)	1. Sole power to vote or direct vote: 1,975

2.	Shared power to vote or direct vote: 11,352,700

3.	Sole power to dispose or direct the disposition: 1,975

4.	Shared power to dispose or direct the disposition: 11,352,700

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock since the last filing dated May 26, 2006, which were all in the open market, are set forth in Exhibit 1 and are incorporated by reference.

(d) Not applicable.

(e) Not applicable.

Item 6: Not applicable

Item 7: Material to be filed as Exhibits

Exhibit 1: Schedule of transactions effected by Reporting Persons since the last filing dated May 26, 2006 and thru the timing of this filing.

Exhibit 2: Presentation to ARAMARK’s Special Committee (June 12, 2006)

CUSIP No. 038521100	13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 13, 2006

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as
Managing Member of Eminence Capital, LLC,
and as
Managing Member of Eminence GP, LLC